

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

Richard E. Bagley
President and Chief Financial Officer
ZIOPHARM Oncology, Inc.
1180 Avenue of the Americas, 19th Floor,
New York, NY 10036

> **Re:** **ZIOPHARM Oncology, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 17, 2010**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed April 30, 2010**
> **File Number: 001-33038**

Dear Mr. Bagley:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Melissa N. Rocha
Accounting Branch Chief